UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ocwen Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

675746309

(CUSIP Number)

Greenwood Investments, Inc.	Costa Brava Partnership III L.P.
420 Boylston Street, 5th Floor	420 Boylston Street, 5th Floor
Boston, MA 02116	Boston, MA 02116
(617) 236-4240	(617) 595-4400

with copies to:

John D. Hancock, Esq.	Jeffrey R. Katz, Esq.
Foley Hoag LLP	Ropes & Gray LLP
155 Seaport Boulevard	One International Place
Boston, MA 02210	Boston, MA 02110
(617) 832-1000	(617) 951-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746309

1.	Names of Reporting Persons Steven Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,566,300

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,566,300

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,566,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.5%

14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 675746309

1.	Names of Reporting Persons Greenwood Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,407,300

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,407,300

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,407,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 675746309

1.	Names of Reporting Persons Greenwood Investors Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 650,600

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 650,600

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 675746309

1.	Names of Reporting Persons Greenwood Capital Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 746,700

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 746,700

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 746,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 675746309

1.	Names of Reporting Persons Madaket Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .02%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 675746309

1.	Names of Reporting Persons Seth W. Hamot

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,872,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,888,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 675746309

1.	Names of Reporting Persons Costa Brava Partnership III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,872,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,888,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 675746309

1.	Names of Reporting Persons Roark, Rearden & Hamot, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,872,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,888,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) OO – Other

Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Ocwen Financial Corporation (the “Issuer”), which has its principal executive offices at 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.

Item 2.	Identity and Background

This joint statement on Schedule 13D is being filed by (1) Steven Tannenbaum, a United States citizen, (2) Greenwood Investments, Inc. (“Greenwood”), a Delaware corporation, (3) Greenwood Investors Limited Partnership (“Investors”), a Massachusetts limited partnership, (4) Greenwood Capital Limited Partnership (“Capital”), a Massachusetts limited partnership, (5) Madaket Limited Partnership (“Madaket”), a Massachusetts limited partnership, (6) Seth W. Hamot, a United States citizen, (7) Costa Brava Partnership III L.P. (“Costa Brava”), a Delaware limited partnership, and (8) Roark, Rearden and Hamot, LLC (“RRH”), a Delaware limited liability company.  Each of the parties listed in the immediately preceding sentence is referred to herein individually as a “Filer” or a “Reporting Person” and collectively as the “Filers” or the “Reporting Persons.”

Mr. Tannenbaum is the President of Greenwood, which is the sole general partner of each of Capital, Investors and Madaket.  The principal business of Capital and Investors is to make investments in, buy, sell, hold, pledge and assign securities.  The principal business of Madaket is real estate development.  The principal business of Greenwood is to act as general partner of Capital, Investors and Madaket.  The principal business and office address of Mr. Tannenbaum, Greenwood, Capital and Investors is 420 Boylston Street, 5th Floor, Boston, MA 02116.  The principal business and office address of Madaket is 125 Country Club Road, Newton, MA 02459.

Wayne J. Wytrzes, a Director of Greenwood, is a United States citizen.  Mr. Wytrzes is a private investor and his address is 11752 Maidstone Drive, Wellington, FL 33414.

Joshua W. Katzen, a Director of Greenwood, is a United States citizen.  Mr. Katzen is a private investor and his address is 40 Nonantum Street, Newton, MA 02458.

Mr. Hamot is the Managing Member of RRH, which is the sole general partner of Costa Brava.  The principal business of Costa Brava is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of RRH is to act as general partner of Costa Brava. The principal business and office address of Mr. Hamot, RRH and Costa Brava is 420 Boylston Street, Boston, MA 02116.

None of the Filers and Messrs. Wytrzes and Katzen has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Filers and Messrs. Wytrzes and Katzen has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of February 14, 2008, the Reporting Persons are deemed to beneficially own an aggregate of 3,454,800 shares of Common Stock, as detailed in Item 5.  All of the funds used to purchase the shares of Common Stock described in this Schedule 13D came from working capital or personal investment funds.  No funds were borrowed by any of the Reporting Persons in order to complete the Common Stock purchases described in this report.  The aggregate dollar amount for the Common Stock purchases within the past sixty days is $2,068,720.

Item 4.	Purpose of Transaction

The shares of Common Stock being reported on this Schedule 13D were acquired by the Reporting Persons for investment purposes.

On January 15, 2008, the Issuer issued a press release announcing that its Board of Directors had received a proposal from a group of investors led by William C. Erbey, Chairman and Chief Executive Officer of the Issuer, Oaktree Capital Management, L.P. and Angelo, Gordon & Co., L.P. to acquire all of the outstanding shares of the Company for $7.00 per share in cash.

On February 13, 2008, Mr. Tannenbaum, in his capacity as President of Greenwood, and Mr. Hamot, in his capacity as Managing Member of RRH, sent a letter to the Special Committee of the Board of Directors of the Issuer stating their view that the proposal to take the Issuer private at a purchase price of $7.00 per share is unfair to non-participating shareholders.  A copy of the letter is attached as Exhibit C hereto and is incorporated herein by reference.

The Reporting Persons intend to vote against the current proposal.

The Reporting Persons reserve the right to take further action to oppose the current proposal, including, without limitation, solicitation of proxies against the proposal.  In addition, the Reporting Persons are considering pursuing any and all of the actions enumerated below.

The Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation: (i) having open communications with the Issuer’s management in order to monitor their efforts to protect the investment of all shareholders, (ii) purchasing additional shares of Common Stock in the open market or otherwise, (iii) seeking a change of control of the Issuer through various means, including without limitation, an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or tender offer, (iv) seeking to elect a slate of directors to the

Issuer’s board of directors and (v) presenting proposals for stockholders’ consideration at an annual or special meeting of the Issuer’s shareholders.

The Reporting Persons may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

The Reporting Persons reserve the right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Reporting Persons further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Item 5.	Interest in Securities of the Issuer

(a),(b)

As of February 14, 2008, the Reporting Persons as a group are deemed to be the beneficial owners of 3,454,800 shares of Common Stock (approximately 5.5% of the 62,527,360 shares of Common Stock outstanding as of November 5, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007).

Reporting Person	Number of Shares with Sole Voting Power	Number of Shares with Sole Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	% of Class Beneficially Owned
Steven Tannenbaum	1,566,300	1,566,300	-0-	1,566,300	2.5%
Greenwood Investments, Inc.	1,407,300	1,407,300	-0-	1,407,300	2.3%
Greenwood Investors Limited Partnership	650,600	650,600	-0-	650,600	1.0%
Greenwood Capital Limited Partnership	746,600	746,600	-0-	746,700	1.2%
Madaket Limited Partnership	10,000	10,000	-0-	10,000.02%
Seth W. Hamot	1,872,000	1,888,500	-0-	1,888,500	3.0%
Costa Brava Partnership III L.P.	1,872,000	1,888,500	-0-	1,888,500	3.0%
Roark, Rearden & Hamot, LLC	1,872,000	1,888,500	-0-	1,888,500	3.0%
Wayne J. Wytrzes	126,760	126,760	-0-	126,760	0.2%
Joshua W. Katzen	-0-	-0-	-0-	-0-	-0-

The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock not held by them.

(c)           During the past sixty (60) days, the Reporting Persons have purchased the shares of Common Stock of the Issuer set forth on Exhibit B hereto.  The transaction date, number of shares bought, price per share and type of transaction for each purchase during that period are set forth on Exhibit B hereto.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons may be deemed to have acted together pursuant to an informal oral arrangement for the purpose of objecting to the proposal to take the Issuer private at a purchase price of $7.00 per share and thus may be deemed to have formed a group pursuant to Rule 13d-5(b)(1).  Other than the above-mentioned informal oral arrangement to act together, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) relating to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit A –  Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B –  Information Concerning the Filers’ transactions in the Common Stock of the Issuer in the last sixty (60) days.

Exhibit C –  Letter to the Board of Directors of Ocwen Financial Corporation, dated February 13, 2008.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 15, 2008

STEVEN TANNENBAUM

/s/ Steven Tannenbaum

GREENWOOD INVESTMENTS, INC.

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD CAPITAL LIMITED PARTNERSHIP

By:	Greenwood Investments, Inc., General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD INVESTORS LIMITED
PARTNERSHIP

By:	Greenwood Investments, Inc., General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

MADAKET, Limited Partnership

By:	Greenwood Investments, Inc., General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

SETH W. HAMOT

/s/ Seth W. Hamot

COSTA BRAVA PARTNERSHIP III L.P.

By:	Roark, Rearden & Hamot, LLC, its
General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot, President

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Seth W. Hamot, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Description

A	Agreement Regarding the Joint Filing of Schedule 13D.

B	Information Concerning the Filers’ transactions in the Common Stock of the Issuer in the last sixty (60) days.

C	Letter to the Board of Directors of Ocwen Financial Corporation, dated February 13, 2008.

EXHIBIT A

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 15, 2008

STEVEN TANNENBAUM

/s/ Steven Tannenbaum

GREENWOOD INVESTMENTS, INC.

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD CAPITAL LIMITED
PARTNERSHIP

	By:	Greenwood Investments, Inc., General Partner

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD INVESTORS LIMITED PARTNERSHIP

	By:	Greenwood Investments, Inc., General Partner

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

MADAKET, Limited Partnership

By:	Greenwood Investments, Inc., General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

SETH W. HAMOT

/s/ Seth W. Hamot

COSTA BRAVA PARTNERSHIP III L.P.

By:	Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot, President

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Seth W. Hamot, President

EXHIBIT B

FILERS’ TRANSACTIONS IN THE LAST SIXTY (60) DAYS

Party Effecting Transaction	Date of Transaction	Shares of Common Stock Bought (Sold)	Price Per Share ($)	Type of Transaction
Greenwood Capital LP	1/10/2008	5,000	4.21	Open Market
Greenwood Capital LP	1/15/2008	400	5.50	Open Market
Greenwood Capital LP	1/29/2008	4,500	6.25	Open Market
Greenwood Capital LP	2/4/2008	7,000	6.35	Open Market
Greenwood Investors LP	12/13/2007	13,000	5.67	Open Market
Greenwood Investors LP	12/14/2007	5,000	5.81	Open Market
Greenwood Investors LP	12/21/2007	15,000	5.88	Open Market
Greenwood Investors LP	12/28/2007	4,500	5.58	Open Market
Greenwood Investors LP	1/10/2008	5,000	4.21	Open Market
Greenwood Investors LP	1/29/2008	5,500	6.25	Open Market
Greenwood Investors LP	2/1/2008	27,000	6.25	Open Market
Greenwood Investors LP	2/4/2008	1,000	6.35	Open Market
Greenwood Investors LP	2/12/2008	10,000	6.01	Open Market
Costa Brava Partnership III, LP	1/8/2008	25,000	4.31	Open Market
Costa Brava Partnership III, LP	1/9/2008	100,000	4.24	Open Market
Costa Brava Partnership III, LP	2/4/2008	50,000	6.36	Open Market
Costa Brava Partnership III, LP	2/5/2008	25,000	6.32	Open Market
Costa Brava Partnership III, LP	2/6/2008	25,000	6.35	Open Market
Costa Brava Partnership III, LP	2/8/2008	10,000	5.98	Open Market
Costa Brava Partnership III, LP	2/11/2008	15,000	5.84	Open Market
Costa Brava Partnership III, LP	2/12/2008	10,000	6.17	Open Market
Costa Brava Partnership III, LP	2/13/2008	15,000	6.04	Open Market

EXHIBIT C

LETTER

Please see attached.

February 13, 2008

 Ocwen Financial Corporation

 Board of Directors

 Special Committee

 1661 Worthington Road, Suite 100

 West Palm Beach, Florida 33409

Ladies and Gentlemen:

On January 14, 2008, William Erbey, Oaktree Capital Management, L.P., Angelo, Gordon & Co., L.P, and company management (with select public shareholders) announced a proposal to take Ocwen Financial Corp. (“Ocwen”) private at a purchase price of $7.00 per share. The letter released to shareholders states: “Our proposal would provide a substantial premium for all of the Company’s public shareholders.” We believe the $7.00 per share “going private” price is actually a substantial discount to the true value of Ocwen and is unfair to non-participating shareholders.

Greenwood Investments, Inc., Roark, Rearden and Hamot LLC and their affiliates are long-standing shareholders of Ocwen and beneficially own over 3 million shares of common stock. In our view, the timing of the transaction and the proposed transaction price are inappropriate for several reasons:  the basic business is fundamentally strong, there are several promising opportunities at Ocwen that will be realized in the future, the company’s balance sheet is healthy, and stockholder’s equity is significantly understated. We intend to oppose this going private transaction between management and the company.

One of the reasons the price of Ocwen stock has declined dramatically over the last year is that the company’s businesses were grouped in the same category as firms carrying large exposure to sub-prime mortgage delinquencies and defaults. Despite short term difficulties from these defaults and write-offs related to certain sub-prime related assets, we believe Ocwen’s business is fundamentally strong and has a healthy future.

•                  Residential Servicing: It appears the primary challenges in this business are largely behind the company. Management has stated that the financial community views the provision of servicing advances credit lines as an attractive business. Although the cost of these lines rose as a result of the credit crisis of this past summer, Ocwen successfully increased its availability and met all of its funding needs. Although these lines may still need to be increased further, there is no indication that Ocwen will be unable to meet its obligations. Additionally, the true financial performance of this business is not accurately reflected on the company’s income statement; although all of the advance carrying costs are recognized currently, neither the delinquent servicing fees receivable nor the late fees likely to be received are accounted for. Moreover, as interest rates have declined dramatically in the last quarter, the profitability of this business will be enhanced as the carrying costs of advances will be significantly lower going forward.

•                  Ocwen Recovery Group: As stated on the fourth quarter conference call, demand is up sharply in the unsecured collections business. Credit card delinquencies have risen, and at NCI placements are up, market share is up, and fees are increasing. On the most recent conference call, Bill Shepro, senior vice-president at Ocwen Recovery Group,  stated: “…we expect to substantially improve NCI’s financial performance…we remain very pleased with our progress…performance improvement and integration plans that we have put in place will substantially improve NCI’s financial results.” Such comments reveal management’s confidence in the business and excitement about its prospects. Clearly the purchase of NCI was well timed, and we believe the value of NCI is substantially in excess of last years purchase price.

•                  Residential Origination Services: Although last quarter’s performance was suppressed by a $23.6 million write down relating to residuals, demand for fee based services remains strong despite a much lower level of industry activity. We agree with management’s assertion that this business is valuable and has great potential.

•                  Other: Although there is less information available on Bankruptcy Management Solutions and Ocwen Structured Investments, based on the most recent quarter they are solid performers with considerable growth prospects. As Bill Erbey, Chairman and CEO, said in the most recent conference call, “…we expect to grow our existing asset management vehicles and develop other vehicles that leverage our asset management capabilities and allow us and our partners to benefit from our superior servicing and loss mitigation capabilities.” It seems appropriate for the company’s existing public shareholders to also benefit from this growth.

A close look at the balance sheet raises further issues of fairness regarding the proposed transaction price. Management has consistently preferred the use of conservative accounting, and although we have generally applauded this choice it has resulted in the significant undervaluation of several assets on the balance sheet. We believe that it is inappropriate to use the values stated on the December 31, 2007 balance sheet to determine the true value of the company.

•                  Mortgage Servicing Rights: As of September 30, 2007, the mortgage servicing rights were valued on the company balance sheet at $210 million. In Note 7 of the Form 10Q filed on 11/9/2007, management states that the fair value of this asset is in fact $301 million. Management has stated that the fair value measurement is a conservative number, and has asserted that they would absolutely be buyers rather than sellers at the fair value number.

•                  Subordinates and Residuals: In the 4th quarter ending December 31, 2007, residuals were written down by $23.6 million to correspond to the valuation criteria created by Standard and Poor’s. The company stated in its last press release that the actual losses experienced on the residuals were significantly lower than the S&P loss assumptions, and that the residuals were in fact generating significant cash flows.  Based on this information, the remaining residuals on the company’s balance sheet are greatly undervalued.

•                  Servicing Fees: The Company’s balance sheet does not reflect servicing fees receivable on delinquent loans. There is little doubt that these servicing fees will be collected - only the exact timing is unknown. These revenues should be matched with the expenses on the income statement and shown as a receivable on the balance sheet. As of December 31, 2007, the servicing fees due that are unaccounted for are approximately $46 million.*

•                  Late fees: Although the financial contribution of late fees are completely unknown to public shareholders and could probably only be modeled by the company, senior management has told us that late fees will be a significant source of future revenue. Late fees are recorded when received - long after the costs of carrying the advances that leads to their payment. We are not proposing that management include this on its balance sheet. However, in light of the current environment of ballooning delinquencies the costs of carrying advances has become much more significant. This Special Committee should consider this material source of future income for the company.

The December 31, 2007 balance sheet indicates stockholders equity of $586 million and 62,527,360 shares outstanding. This results in a book value of $9.37 per share. In determining the fairness of the buyout proposal, we believe this book value should be adjusted as follows:

•                  Mortgage servicing rights: Add $91 million

•                  Subordinates and residuals: Add $23.6 million (estimated*)

•                  Uncollected servicing fees: Add $46 million (estimated*)

•                  Late fees: The company’s model is unknown to us

•                  Bankruptcy Management Solutions (BMS): This business is worth more than its de minimus value on the balance sheet.

•                  NCI:  A well timed purchase certainly worth more today than last year.

At least $160 million (excluding late fees and the values of NCI and BMS) of additional value can be added to the assets listed on the December 31, 2007 balance sheet; representing $2.56 per share of additional stockholder equity. We believe that an appropriate starting point for calculating book value per share is at least $12.00 per share.

Over the past twelve months, the volatile market environment has overshadowed Ocwen’s promising future. As mentioned before, in the midst of the sub-prime panic Ocwen’s business has often been mistakenly associated with other financial firms with debilitating exposure to sub-prime assets. However, not all of the stock price decline can be blamed on the financial markets. In our opinion much of the deterioration can be attributed to more recent management missteps that have resulted in a number of charges:

•                  4th quarter 2006: losses related to management’s shut down of its ill-conceived and ill-timed origination business.

•                  1st quarter 2007: charges to reduce loans held for sale, unrealized losses on subordinate and residual securities and additional losses related to shut down of origination business.

•                  2nd quarter 2007: charges to reduce loans held for sale, losses on interest rate swaps and additional losses related to shut down of origination business.

•                  3rd quarter 2007: losses on trading securities and loans held for sale and losses on liquidation of a large and inexplicable investment in a certificate of deposit.

•                  4th quarter 2007: charges related to the write down of the value of BOK, the company’s German banking subsidiary and unrealized losses on residual securities.

These charges come on the heels of a long history of “one time” expenses and business write-offs, and we cannot help but feel management is acting to keep the bright future of Ocwen for itself after sharing years of missteps and mistakes with public shareholders.

More recently, public shareholders have shouldered the integration costs of NCI. With NCI soon to turn profitable and little or nothing left to write off on the balance sheet, this seems an especially unfair time to take the company private.

If the purpose of this management buyout was to bolster the balance sheet of the company with a capital infusion, there are alternatives to a “going private” transaction that will preserve the future opportunities at Ocwen for its current shareholders. We are available to meet with you at any time to discuss options such as a rights offering for raising additional capital.

We are confident that this committee will come to the same conclusion that we have and reject management’s opportunistic and inappropriate proposal to buy Ocwen at $7.00 per share.

Respectfully,

/s/ Steven Tannenbaum	/s/ Seth Hamot
Steven Tannenbaum, President	Seth Hamot, Managing Member
Greenwood Investments, Inc	Roark, Rearden and Hamot LLC

*The fourth quarter press release provided incomplete information and no questions were permitted on the conference call.